December 18, 2019

Alberto Fornaro
Executive Vice President and Chief Financial Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London W1H 5BT
United Kingdom

       Re: International Game Technology PLC
           Form 6-K
           Filed November 14, 2019
           File No. 001-36906

Dear Mr. Fornaro:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 6-K filed November 14, 2019

Exhibit 99.1, page 1

1. We note that you present revenue for the three months ended September 30, 2019 in the first bullet point, and that it is "up 3% at constant currency." Please revise to also present the percentage change in GAAP revenue in this bullet point in accordance with Item
      100(a)(1) of Regulation G. Your discussion elsewhere in your earnings release where you discuss changes in your operating results only a constant currency basis should also be revised to discuss the amounts of the changes on a GAAP basis. See guidance in
      Questions 102.10 and 104.06 of the Compliance and Disclosure Interpretations Regarding
      Non-GAAP Measures.
 Alberto Fornaro
International Game Technology PLC
December 18, 2019
Page 2
Exhibit 99.1, page 7

2. We note the presentation of Adjusted EBITDA in your 2019 Outlook. Please reconcile this non-GAAP measure to the most directly comparable GAAP measure in accordance with Item 100(a)(2) of Regulation G.
Exhibit 99.1, page 15

3. We note that you present a full non-GAAP income statement when reconciling non-
         GAAP measures to the most directly comparable GAAP measures. Please revise your presentation to eliminate the presentation of a full non-GAAP income statement in your next earnings release. Refer to the guidance in Question 102.10 of the Compliance and
         Disclosure Interpretations Regarding Non-GAAP Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lynda Cvrkel at 202-551-3813
with any questions.



FirstName LastNameAlberto Fornaro                            Sincerely,
Comapany NameInternational Game Technology PLC
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